

Mail Stop 4561

April 25, 2018

Wolfgang Ruecker
Chief Executive Officer and Chief Financial Officer
GH Capital Inc.
200 South Biscayne Boulevard, Suite 2790
Miami, FL 33131

> **Re: GH Capital Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2017**
> **Filed December 15, 2017**
> **File No. 000-55798**

Dear Mr. Ruecker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note the press releases available on the News page of your website dated February 27, 2018, February 9, 2018, and January 23, 2018, titled respectively "ClickDirectPay's Express Coin Payments Enables Global Merchants to Accept Multiple Cryptocurrencies," "GH Capital's ClickDirectPay is Receiving Significant Merchant Interest for Cryptocurrency Processing," and "GH Capital Launching with Bitcoin and Altcoins as Payment Options" and it appears that you have changed or supplemented the focus of your core business to take advantage of possible opportunities presented by the expanding interest in "FinTech."

We also note that your business disclosures provided in your Form 10-K for the fiscal year ended September 30, 2017 and your Form 10-Q for the quarterly period ended December 31, 2017 do not address this change to your business. Please address the apparent discrepancy between the information provided in your SEC filings to the information presented in your news releases by revising as necessary to provide a materially complete description of how cryptocurrency will be utilized in your business, including the ability to exchange Bitcoin and Altcoins into other assets. We encourage you to carefully consider the requirements of Item 101(a)(1) of Regulation S-K (emphasis added):

In describing developments, information shall be given as to matters such as the following: the year in which the registrant was organized and its form of organizational the nature and results of any bankruptcy, receivership or similar proceedings with respect to the registrant or any of its significant subsidiaries; the nature and results of any other material reclassification, merger or consolidation of the registrant or any of its significant subsidiaries; the acquisition or disposition of any material amount of assets otherwise than in the ordinary course of business; and *any material changes in the mode of conducting business*.

Furthermore, please specify all assets into which Bitcoin and Altcoins will be exchangeable and how the exchanges will occur. Please also include risk factor disclosure regarding any material operational, cybersecurity and regulatory risks related to your plans in this regard.

In addition, during the course of any securities offering, carefully consider whether such a supplement to your business would require you to suspend the offering until you update any offering materials to make sure they are materially complete and accurate.

2.   Your disclosure on page 1in your Form 10-K indicates that transaction data is "tokenized." Expand your disclosure to provide a more detailed description of what you mean by this tokenized process.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services